                             THE QUIGLEY CORPORATION
                                 KELLS BUILDING
                             621 SHADY RETREAT ROAD
                         DOYLESTOWN, PENNSYLVANIA 18901
                                TEL. 215-345-0919
                                FAX 215-345-5920

November 7, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-601
Attention: Jim B. Rosenberg

Re: The Quigley Corporation ("TQC")
    Form 10-K for the  fiscal  year  ended  December  31,  2004
    File No. 000-21617
    ------------------

Ladies and Gentlemen:

Pursuant to discussions with Ms. Amy C. Bruckner, Staff Accountant,  Division of
Corporation   Finance,   with  the  Securities  and  Exchange   Commission  (the
"Commission") on October 11 and 25, 2005, we are providing ADDITIONAL COMMENTARY
TO SUPPLEMENT, WHICH SHOULD BE CONSIDERED AS PART OF AN ENTIRE RESPONSE, AND NOT
REPLACE OUR  PREVIOUS  RESPONSES  to the letter of comment  dated August 4, 2005 from the  Commission  (the  "Commission  Letter")  filed on August 29,  2005 and additional  commentary  filed on October 17, 2005 with the  Commission.  We have reviewed the additional  commentary with our auditors and the following  reflect our further  responses  to the  Commission  Letter.  The section and page number references  below  refer to our annual  report on Form 10-K for the fiscal  year ended  December  31,  2004  filed with the  Commission  on March 31,  2005.  The additional  commentary  to  supplement  our previous  responses  are numbered to coincide with the numbering of the comments in the Commission Letter.

CRITICAL ACCOUNTING POLICIES, PAGE 18

1.  WE ACKNOWLEDGE  YOUR REVENUE  RECOGNITION  POLICY AS NOTED HEREIN AND WITHIN
    YOUR "SUMMARY OF SIGNIFICANT  ACCOUNTING POLICIES" IN THE ACCOMPANYING NOTES
    TO YOUR CONSOLIDATED  FINANCIAL STATEMENTS.  WE BELIEVE THAT YOUR DISCLOSURE
    RELATED TO ESTIMATES OF ITEMS THAT REDUCE YOUR GROSS REVENUE,  SUCH AS SALES
    RETURNS AND  ALLOWANCES,  COULD BE DEFINED AND IMPROVED.  PLEASE  PROVIDE US
    WITH THE FOLLOWING INFORMATION IN A DISCLOSURE-TYPE FORMAT:

     a.)  THE TYPE AND AMOUNT OF EACH ACCRUAL AT THE BALANCE SHEET DATES AND THE
          EFFECT THAT COULD RESULT FROM USING OTHER REASONABLY LIKELY ASSUMPTION
          THAN THOSE UPON WHICH YOU CURRENTLY RELY. FOR EXAMPLE,  PLEASE PROVIDE
          A RANGE OF REASONABLY  LIKELY  AMOUNTS OR ANOTHER TYPE OF  SENSITIVITY
          ANALYSIS.

TQC RESPONSE (ADDITIONAL COMMENTARY NO. 2)

The Company is organized  into four  different  but related  business  segments,
Cold-Remedy,   Health  and   Wellness,   Contract   Manufacturing   and  Ethical
Pharmaceutical.  When providing for the appropriate  sales returns,  allowances, cash discounts and cooperative advertising costs, each segment applies a uniform and  consistent  method for making  certain  assumptions  for  estimating  these provisions that are applicable to that specific  segment.  Traditionally,  these provisions are not material to reported  revenues in the Health and Wellness and
Contract  Manufacturing segments and the Ethical Pharmaceutical segment does not have any revenues.

Provisions to these reserves  within the cold remedy segment  include the use of such estimates, which are applied or matched to the current sales for the period presented.  These  estimates  are  based on  customer  tracking  and an  overall historical  experience to obtain an  applicable  effective  rate.  Estimates for sales  returns are tracked at the specific  customer  level and are tested on an annual  historical basis as is the estimate for cooperative  advertising  costs.
Cash  discounts  follow  the  terms of sales  and are  taken  by  virtually  all customers. Additionally, the monitoring of current occurrences,  developments by customer,  market  conditions  and any other  occurrences  that could affect the expected  provisions for any future  returns or  allowances,  cash discounts and cooperative advertising costs relative to net sales for the period presented are also performed.

As the cold remedy  products do not have an expiration  date,  and following the
aforementioned   methodologies   provides  assurances  that  such  reserves  are
consistent and fairly presented.

A one percent deviation for these consolidated reserve provisions for the fiscal years  presented  December  31,  2004,  2003 and 2002 would  affect net sales by approximately  $481,000,  $455,000 and $331,000,  respectively for sales returns and $275,000,  $241,000 and $175,000,  respectively for cooperative  advertising costs.

      e)  A  ROLL-FORWARD  OF THE  LIABILITY  FOR EACH  ESTIMATE FOR THE PERIODS
          PRESENTED, SHOWING THE FOLLOWING:
               o    BEGINNING BALANCE;
               o    CURRENT PROVISION RELATED TO SALES MADE IN CURRENT PERIOD;
               o    CURRENT PROVISION RELATED TO SALES MADE IN PRIOR PERIODS;
               o    ACTUAL RETURNS OR CREDITS IN CURRENT PERIOD RELATED TO SALES
                    MADE IN CURRENT PERIOD;
               o    ACTUAL RETURNS OR CREDITS IN CURRENT PERIOD RELATED TO SALES
                    MADE IN PRIOR PERIODS; AND
               o    ending balance.

TQC RESPONSE (ADDITIONAL COMMENTARY NO. 2)

As currently and previously  stated in 1.a through 1.d, the  roll-forward of the liability  for  each  reserve  account  includes  adequate  provisions  based on specific  customer  tracking and an overall  historical  experience to obtain an applicable  effective rate.  Management believes there are no material unaccrued charges in the current year period related to sales in a prior period.

ACCOUNT - SALES RETURNS & ALLOWANCES                                                            2004               2003
-----------------------------------------------------------------------------------     ----------------    --------------
Beginning balance                                                                              $403,850          $426,557
Provision made for future charges relative to sales for each period presented                 1,414,796           937,738
Current provision related to discontinuation of Cold-Eeze nasal spray                           625,756           -
Actual returns & allowances recorded in the current period presented                        (1,335,231)         (960,445)

                                                                                        ----------------    --------------
Ending balance                                                                               $1,109,171         $403,850
                                                                                        ================    ==============

ACCOUNT - COOPERATIVE ADVERTISING                                                               2004               2003
-----------------------------------------------------------------------------------     ----------------    --------------
Beginning balance                                                                            $1,294,927          $754,813
Provision made for future charges relative to sales for each period presented                 2,203,179         2,642,128
Actual cooperative costs accepted in the current period presented                            (2,754,724)       (2,102,014)

                                                                                        ----------------    --------------
Ending balance                                                                                 $743,382        $1,294,927
                                                                                        ================    ==============

                                       2

2.   WE NOTE THAT YOUR ACCOUNTING POLICY WITH RESPECT TO COMMISSION EXPENSE PAID
     TO  DISTRIBUTORS/BROKERS OF YOUR PRODUCTS VARIES DEPENDING ON THE NATURE OF
     THE UNDERLYING AGREEMENT; THAT IS, YOU CLASSIFY CERTAIN COMMISSIONS PAID AS
     A COST OF SALES  VERSUS  ADMINISTRATIVE  EXPENSE.  PLEASE  PROVIDE US, IN A
     DISCLOSURE-TYPE  FORMAT, MORE ABOUT THE NATURE OF THE UNDERLYING  AGREEMENT
     THAT DETERMINES YOUR COMMISSION CLASSIFICATION. IN ADDITION, PLEASE TELL US
     WHY YOU BELIEVE THAT YOUR  CLASSIFICATIONS ARE APPROPRIATE UNDER U.S. GAAP,
     REFERENCING THE AUTHORITATIVE LITERATURE THAT SUPPORTS YOUR TREATMENT.

TQC RESPONSE (ADDITIONAL COMMENTARY NO. 2)

As previously  stated,  the Company is organized  into four  different  although
related  business   segments,   Cold-Remedy,   Health  and  Wellness,   Contract
Manufacturing and Ethical Pharmaceutical,  and as such, a uniform and consistent method of classifying  expenses is utilized that are applicable to that specific segment, which are then consolidated as one entity.

COLD REMEDY SEGMENT

Cost of Sales:

In accordance with contract terms, which require payments to be calculated based upon net sales  collected to the patent holder of the Cold-Eeze  formulation and payments  to the  corporation  founders  and  developers  of the final  saleable
Cold-Eeze  product are by their nature costs  directly  related for the right to manufacture,  market and develop the Cold-Eeze product. According to GAAP and as presented in the  financial  statements,  such costs are  classified  as cost of sales  since  these  costs  are  incurred  in  order to be able to  PREPARE  AND
MANUFACTURE  the  Cold-Eeze  product,  since  without such rights,  no Cold-Eeze product could ever be made or available for sale.

Operating expenses:

Agreements with Acosta, a major national sales brokerage firm, are for this firm to sell the  manufactured  Cold-Eeze  product to our  customers,  which  require payments to be  calculated  based upon net sales  collected.  In this  capacity,
Acosta  supplements  our sales  management team and as such are presented in the financial statements as selling expenses, as the nature of these expenses relate to the DIRECT  SELLING OF THE PRODUCT and not the  preparation or manufacture of the Cold-Eeze product.

HEALTH AND WELLNESS SEGMENT

Cost of Sales:

Agreements  with  Independent  Distributor   Representatives   ("IR's")  require
payments  to them  to be  calculated  based  upon  net  sales  collected  and in accordance  with our policy and  procedures for IR's,  among other factors,  and such payments are related to the primary function of the IR's that includes, but is not limited to, the expansion cycle of additional  IR's,  which is correlated to be a direct  cost  relative to the  "RESOURCES  REQUIRED TO PRODUCE THE GOODS
CONCERNED."  Additionally,  by their nature, these costs are for maintaining the distribution and delivery channel for this segment's products.  Accordingly, and in compliance  with GAAP,  requires such  distribution  payments  incurred to be presented  in the  financial  statements  as  cost  of  sales  for  the  periods presented.

Operating expenses:

The Company  includes  payments in accordance  with  agreements  with the former owner of its acquired proprietary  products,  be calculated based upon net sales

                                       3

collected.  These  agreements  provide for  exclusivity,  consulting,  marketing presentations,  confidentiality and non-compete  arrangements with such payments being classified as administration  expense in the financial  statements for the periods  presented  as these costs by their  nature are  relative to the overall administrative operations of this segment.

In  consideration  of the foregoing  discussion,  the  disclosure  for "Critical
Accounting  Policies"  as  presented  on page 18 that was included in our annual report on Form 10-K for the fiscal year ended  December  31, 2004 filed with the
Commission  on March 31, 2005 can be expanded  with the next annual  filing with the Commission to reflect disclosures as follows:

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial  statements in conformity  with generally  accepted accounting principles requires management to make estimates and assumptions that affect  the  reported  amounts  of assets  and  liabilities  and  disclosure  of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses  during the reporting  periods.  Actual results could  differ from those  estimates.  As  previously  described,  the Company is
engaged  in  the  development,   manufacturing,  and  marketing  of  health  and
homeopathic  products that are being  offered to the general  public and is also involved in the research and development of potential prescription products.

REVENUE

Provisions to reserves to reduce  revenues for cold remedy  products that do not have an  expiration  date,  include the use of  estimates,  which are applied or matched to the current sales for the period presented. These estimates are based on specific customer tracking and an overall historical  experience to obtain an effective applicable rate. Additionally,  the monitoring of current occurrences, developments by customer, market conditions and any other occurrences that could affect the expected  provisions  relative to net sales for the period  presented are also  performed.  A one percent  deviation for sales returns and cooperative advertising  costs  reserve  provisions  in  2004  could  affect  net  sales  by approximately $481,000 and $275,000, respectively.

The 2004 results include a returns  provision of  approximately  $626,000 in the
event  of  future  product  returns   following  the   discontinuation   of  the
Cold-Eeze(R) Cold Remedy Nasal Spray product in September 2004.

INCOME TAXES

The Company has  recorded a valuation  allowance  against its net  deferred  tax assets.  Management  believes  that  this  allowance  is  required  due  to  the uncertainty  of  realizing  these tax  benefits in the future.  The  uncertainty arises because the Company may incur substantial  research and development costs in its Ethical Pharmaceutical segment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COST OF SALES

For the Cold  Remedy  Segment,  in  accordance  with  contract  terms,  payments calculated  based upon net sales collected to the patent holder of the Cold-Eeze formulation and payments to the corporation founders and developers of the final saleable  Cold-Eeze product amounting to $2,052,746,  $1,805,294 and $1,421,475, respectively, at December 31, 2004, 2003 and 2002 are presented in the financial statements as cost of sales .

In the Health and Wellness  Segment,  agreements  with  Independent  Distributor
Representatives  ("IR's")  require  payments to them to be calculated based upon net sales  collected and in accordance  with our policy and procedures for IR's, among other factors,  are related to expand the cycle of additional IR's and are

                                       4

for  maintaining  the   distribution   channel  for  this  segment's   products.
Accordingly, such distribution payments amounting to $9,053,612,  $9,439,100 and
$6,813,114,  respectively,  at December 31, 2004, 2003 and 2002 are presented in the financial statements as cost of sales.

OPERATING EXPENSES

Agreements  relating  to the Cold Remedy  segment  with a major  national  sales brokerage firm are for this firm to sell the manufactured  Cold-Eeze  product to our customers.  Such related costs are presented in the financial  statements as selling expenses.

In the Health and Wellness Segment,  the Company includes payments in accordance with agreements with the former owner of its acquired proprietary  products,  to be  calculated  based upon net sales  collected.  These  agreements  provide for
exclusivity,   consulting,   marketing   presentations,    confidentiality   and
non-compete  arrangements  with such payments being classified as administration expense.

The  Company  acknowledges  that staff  comments  or changes to  disclosures  in response  to staff  comments do not  foreclose  the  Commission  from taking any action with respect to the filing and the Company will not assert staff comments as a defense in any  proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George J. Longo

George J. Longo
Vice President and Chief Financial Officer

                                       5